March 22, 2007

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

LARRY SPIRGEL

Assistant Director

Dear Sir:

Re:

Unity Wireless Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Form 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 and September 30, 2006

File Number 000-30620

Thank you for your letter of March 16, 2007 regarding the above noted matter.  We have reviewed your comments and we advise as follows:

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006:

Business combination, page 9

1.

Based on the Company’s preliminary allocation we will disclose intangible assets attributable to intellectual property in the amount of approx. $5,900,000 and goodwill of approx. $7,700,000.  The Company has not yet identified any other intangible assets in its preliminary allocation.

2.

We have re-calculated the fair value for the preferred shares at $450,000.  This is based on using a value of $0.10 per common share, the share price on the date of acquisition of Celletra when the shares were issued,  multiplied by 4,500,000 common shares which is the number of common shares that the 4,500 preferred shares are convertible into.  Based on Unity’s common stock volatility of 111% (calculated on a one year time period), we believe that the target stock price of $0.20 will be met during the one year exercise period.  Therefore, we have valued the shares at 100% of their initial issue price.

3.

The vesting period for the share compensation related to the Celletra acquisition has been determined by the Company to be 1 year.  The Company believes that based on its stock volatility over the past year, its share price is not likely to exceed the $0.20 target price until approximately 1 year after the closing of the Celletra transaction.

8. Convertible debentures, page 16

4.

The company will classify the convertible debentures in short-term liabilities as there is a requirement to repay the debt if an increase in authorized share capital, sufficient to enable the conversion of entire debenture, is not authorized.

The warrant liability relating to the warrants issued to the former shareholders of Celletra will be classified as a current liability as the holders of the warrants have the right to exercise the warrants into Series B Preferred shares, until an increase in authorized share capital is approved.  The Series B Preferred shares have repayment requirements if an increase in authorized share capital is not approved within 120 days of issuance of the shares.

As a result of the restatement of the accounting for the February 2006 debentures, there will no longer be a “conversion feature liability” recorded on the financial statements of Unity as at September 30, 2006.

5.

The company will provide disclosure, in the notes to our financial statements, that an increase in authorized share capital is required to permit full conversion of the notes and that the notes will be required to be repaid if an increase in authorized share capital is not approved.

Form SB-2/A filed January 30, 2007

6.

We will comply with the comments on our Form SB-2/A, as applicable.

The Company acknowledges the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer